801 E. Campbell Rd., Suite 625 Richardson, Texas 75081 Phone 214.299.8016 Fax 214.299.8017

T. Cass Keramidas

cass@keramidaslaw.com

Michael C. Foland

Attorney-Advisor

Securities and Exchange Commission

Washington D.C.

Re:  My Palace Portal, Inc

Offering Statement of Form 1-A

Filed August 3, 2020

File No. 024-11285

Dear Mr. Foland,

In response to your letter of August 25, 2020 and subsequent, telephonic comments regarding the Offering Statement of My Palace Portal, we, as counsel to the company, have taken the following action:

1.With respect to item 1--- Summary, Page 4:

We have added the following: “The company has not generated revenues, has incurred expenses of 112,533 from inception to May 31, 2020, has been primarily involved in organizing the company and funding the cost of this offering, and there is uncertainty about the company’s ability to continue as a going concern”.

The company now has a functional website. Additionally, the Company has a marketable program for homeowners, but the programs are informational and requires constant updating. The company is dependent upon the offering for the capital required to employ the personnel needed to keep the informational aspect of the Company’s program current.

2.Risk Factors:  Page 9.

We have inserted a new Risk factor entitled “Jeff Brand has absolute control of the company”. the contents of the Risk Factor are as follows: “Purchasers of the Class B common stock will have one vote for each share of Class B stock purchased. Mr. Brand owns all the issued and outstanding shares of Class A common stock. The holder of Class A common stock has 100 votes per share of Class A common stock owned. Accordingly, Mr. Brand will have more than 99% of the voting control of the company.

Michael C. Foland

September 15, 2020

3.We have added a new Risk Factor entitled “Lack of Market for any of the Company Shares” which reads as follows: “There is currently no public trading market for our common stock. The company intends to file a form 8-A as soon after the closing of the offering as reasonably possible. The filing of form 8-A will allow the ability of the company to create a marketplace for the company Class B Common Stock, however, an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares”.

4.Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources.

We have modified the first paragraph of this section so as to add to the end of that paragraph the following: “The company is totally reliant on the success of this offering. The Company does not have sufficient capital resources to conduct its planned business operations for any reasonable period of time. Mr. Brand, the company’s President and Chief Operating Officer has made a non—binding offer to lend the company up to $75,000 so that the Company can conduct its planned operations. The company estimates, that should Mr. Brand lend the company an additional $75,000, so that it might commence its planned operations, Management believes, should Mr. Brand make such funds available to the Company and defers compensation as an officer of the Company, the Company could conduct its planned operations,  on a limited basis, for up to one year.

5.Compensation of Officers and Directors

We have added the following sentence to the end of this section: “assuming at least 25% of the offering is sold, Mr. Brand will receive an annual salary of $200,000. We have also added footnote (2) to the Use of Proceeds table which states as follows: “assuming at least 25% of the offering is sold, Mr. Brand will receive an annual salary of $200,000.”’

       6-8   Exhibits

We apologize for any inconvenience. The issues regarding the accounting was a miscommunication of this office and the edgarizer.   We have removed the financials and the Accountants Opinion and placed same in their proper order.

Additionally, I can state the Note to Mr. Brand was, in fact, exhibited in the audited financials but, unintentionally removed in the submission by the edgarizer.

9.    Subscription Agreement

        We have changed Section 6 of the Subscription Agreement to read as Follows:

Michael C. Foland

September 15, 2020

Governing Law; Jurisdiction. The Investor and the Company acknowledges that (a) Section 27  of the Exchange Act  creates exclusive Federal jurisdiction over all suits brought to enforce any duty or liability by the Exchange  Act or the rules and regulations thereunder  and (b) Section 22 of the Securities Act  creates concurrent jurisdiction for Federal and State Courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. With respect to all other matters, and to the extent it may be enforceable, the Investor and the Company consent to the jurisdiction of any State or Federal Court of competent jurisdiction located within the State of Texas and no other place and irrevocably agrees that all actions or proceedings relating hereto may be litigated in such courts. The Investor and the Company each and unconditionally accepts the exclusive jurisdiction of the aforesaid courts and waives any defense of Forum Non Conveniens and irrevocably agrees to be bound by any judgment rendered thereby. Additionally, the Investor and the Company irrevocably consent to the service of process out of any of the aforesaid Courts in the manner and at the address specified in Section 8 of this Subscription Agreement.

We have included the above in the Offering Circular in the section entitled “Plan of Distribution”, and added thereto the following   “ There is uncertainty as to whether a Court would enforce such provision and that Investors cannot waive compliance with the Federal Securities Law and the rules and regulations thereunder

If you have additional comments, please feel free to contact me at 214-299-8016.

Sincerely

Cass